UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GameStop Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

36467W109

(CUSIP Number of Class of Securities)

Dan L. Reed

General Counsel

625 Westport Parkway

Grapevine, Texas 76051

(817) 424-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Michael H. Friedman, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

(215) 981-4563

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$72,000,000	$8,726.40
(1)

Calculated solely for purposes of determining the amount of the filing fee. This calculation assumes the purchase of a total of 12,000,000 outstanding shares of the Class A Common Stock, par value $0.001 per share, of GameStop Corp. at the maximum tender offer price of $6.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,726.40	Filing Party: GameStop Corp.
Form or Registration No.: Schedule TO-I	Date Filed: June 11, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by GameStop Corp., a Delaware corporation (the “Company”), on June 11, 2019 and amended by Amendment No. 1 thereto filed on June 14, 2019, by Amendment No. 2 thereto filed on July 1, 2019 and by Amendment No. 3 thereto filed on July 11, 2019 (as amended, the “Schedule TO”) in connection with the Company’s offer to purchase 12,000,000 of its issued and outstanding shares of Class A Common Stock, par value $0.001 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $6.00 per Share and not less than $5.20 per Share, to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 11, 2019 (the “Offer to Purchase”).

Only those items amended and supplemented are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 4 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 4 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal.

ITEM 11.	Additional Information.

Item 11 is hereby amended and supplemented as follows:

On July 15, 2019, the Company issued a press release announcing the final results of the offer, which expired at 5:00 P.M., New York City time, on July 10, 2019. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	Press Release issued by the Company on July 15, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAMESTOP CORP.

By:	/s/ James A. Bell
Name:	James A. Bell
Title:	Executive Vice President and Chief Financial Officer

Date: July 15, 2019

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A) *	Offer to Purchase, dated June 11, 2019.

(a)(1)(B) *	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E) *	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Form of Summary Advertisement, dated June 11, 2019.

(a)(5)(A)	Press Release issued by the Company on June 10, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 10, 2019).

(a)(5)(B) *	Press Release issued by the Company on July 11, 2019.

(a)(5)(C) +	Press Release issued by the Company on July 15, 2019.

(b)(1)	None.

(d)(1)	Split Dollar Agreement, dated as of October 25, 2012, between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(2)	GameStop Corp. Executive Life Insurance Plan (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(3)	Amended and Restated Retirement Policy (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(4)	Fourth Amended and Restated 2001 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on May 22, 2009).

(d)(5)	Amended and Restated 2011 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 27, 2013).

(d)(6)	Form of Option Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2005). (P)

(d)(7)	Executive Employment Agreement, dated as of May 10, 2013, between GameStop Corp. and Daniel A. DeMatteo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 13, 2013).

(d)(8)	Amendment to Employment Agreement dated March 1, 2018 with Daniel A. DeMatteo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 6, 2018).

(d)(9)	Amendment to Executive Employment Agreement dated May 31, 2018 with Daniel A. DeMatteo (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(10)	Executive Employment Agreement dated as of October 1, 2012 between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(11)	Amendment to Employment Agreement dated May 31, 2018 with Daniel J. Kaufman (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(12)	Amendment to Executive Employment Agreement dated May 8, 2019 between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 10, 2019).

(d)(13)	Executive Employment Agreement dated as of May 13, 2013 between GameStop Corp. and Troy W. Crawford (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2015).

(d)(14)	Amendment to Employment Agreement dated May 31, 2018 with Troy W. Crawford (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(15)	Executive Employment Agreement, dated March 21, 2019, between GameStop Corp. and George E. Sherman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 21, 2019).

(d)(16)	Inducement Award Agreement (2019 Annual Award) dated as of April 15, 2019 from GameStop Corp. to George E. Sherman (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on April 15, 2019).

(d)(17)	Inducement Award Agreement (Make Whole Award) dated as of April 15, 2019 from GameStop Corp. to George E. Sherman (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on April 15, 2019).

(d)(18)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and James A. Bell (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(19)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and Chris R. Homeister (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(20)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and Frank M. Hamlin (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(21)	Retention Agreement with Daniel J. Kaufman (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(22)	Retention Agreement with Troy W. Crawford (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(23)	Form of Long Term Incentive Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

*	Previously filed.
+	Filed herewith.
(P)	Paper Filing.